Lehman & Eilen LLP
20283 State Road 7, Suite 300
Boca Raton, Florida 33498
Telephone: (561) 237-0804
Facsimile: (561) 237-0803

June 13, 2008

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:   Jeffrey P. Riedler
Assistant Director

Re:          ImmunoBiotics, Inc.
Registration Statement on Form S-1
Filed June 3, 2008
File No.: 333-151372

Dear Mr. Riedler:

Thank you for your June 12, 2008 letter regarding ImmunoBiotics, Inc. (“ImmunoBiotics”).  Enclosed is Amendment No. 1 to the ImmunoBiotic’s Form S-1, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of ImmunoBiotics’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

Cover page

1.
We note your statement on the prospectus cover page that you “will not control or determine the price at which a selling securityholder decides to sell its shares.”  We further note that there is no public market for shares of your company’s common stock.  Please revise your filing to include a price at which a selling securityholder will sell the registered shares of common stock.  Please see Item 501(b)(3) of Regulation S-K.

Response:   Complied with.  We have revised the filing to include a price at which a selling securityholder will sell the registered shares of common stock.

Signatures, page II-4

2.
We note that your chief executive officer has signed this Form S-1 on behalf of the registrant, but that Form S-1 has not been signed by your chief executive officer, chief financial officer and controller or principal accounting officer in those capacities pursuant to Instruction 1 to Signatures for Form S-1.  Please amend your Form S-1 to have your chief executive officer, chief financial officer and controller or principal accounting officer sign this Form S-1 in those respective capacities.  In addition, if Vithal J. Rajadhyaksha, your chief financial officer is also your controller or principal accounting officer please indicate beneath his signature that he is signing the Form S-1 in the capacity of chief financial officer and controller or principal accounting officer.

Response: Please note, that we have carefully reviewed the registration statement that was filed on June 3, 2008 and the filed copy does have signatures of both the chief executive officer and chief financial officer in their capacity as such and we cannot explain why the staff’s copy of the registration statement may not have such signatures.    However, in response to your comment, we have added the title principal accounting officer under the signature of Vithal J. Rajadhyaksha.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.  Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosure